ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423

October 13, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 4561

Attn: Mr. Daniel L. Gordon
Branch Chief

Dear Mr. Gordon:

We are responding to your letter dated October 2, 2008 concerning our Form 10-KSB dated 09/30/2007 and Forms 10-QSB for the quarters ended 12/31/07, and 03/31/08. Our response will correspond to the points referenced in your letter. The Registrant, ISA International Inc., will be referred to in this letter as the "Company" or "ISAT".

Form 10-KSB for the year ended September 30, 2007

1. Note 7 Extraordinary Gain and Subsequent Events
   Gain on shares of ISAT common stock.

In our case, the original transaction was with a California corporation from whom we purchased portfolio distressed debt inventory assets in exchange for our 1,250,000 shares of our Company's common stock valued at $1,094,900. This transaction was finalized prior to June 30, 2005.

Subsequently, the California Corporation went into bankruptcy and the bankruptcy court ended up with possession of our Company's shares as an asset of the bankrupt estate. After several court hearings and extensive discussions with the Trustee of the estate, we concluded a settlement of the case with the estate and we received our common stock shares back from the court along with various other concessions and property of the estate for which we have an undetermined value except for our stock shares. There had been adversarial proceedings against the bankruptcy court by our Company. Both sides exchanged mutual releases as a part of the settlement.

Our Company received the 1,250,000 shares of our Company's common stock with tangible value less than that which we had previously issued to the California Company. We estimated the market value of our shares to be $0.43 per share or $537,500 which was the average closing price of our stock at the time of the transaction. This was a non-cash transaction of $537,000 recording a debit to Treasury Stock and a credit to Income Extraordinary gain on Lawsuit settlement.

We did not retire these shares as we have a potential buyer for these shares. This transaction was recorded at the direction and advice of our auditors, De Joya Griffith and Company, Certified Public Accountants, Henderson, NV. We did not feel it was appropriate to credit APIC again when the shares were returned to us especially since we did not have to return the portfolio debt inventory assets originally purchased by our Company.
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Our contention is the treasury stock transactions rules subject to the provisions of ARB 43, Chapter 1B, APB Opinion No. 6, paragraphs 12 and 13, and APB Opinion No. 9, paragraph 28 which state that treasury stock transactions are equity transactions and are not booked to income or expense do not apply to the unique nature of our transaction in the way this treasury stock was created. We did not pay cash or use other assets to pay for our stock. The stock was returned back to us as a result of a settlement of a lawsuit. We assigned a value to the shares equal to the fair market value of ISAT common stock at the time of the transaction. We feel this produced a gain because we acquired settlement assets with tangible value at no direct cost. Our shares were the only assets we were able to establish a value measurement thereon. It was not an exchange of assets, i.e. cash for common stock of the Company. It was an exchange of lawsuit settlement releases and cash for bankruptcy court fees incurred for the distressed debt portfolio assets and our common shares. There was not an addition to paid-in-capital
(APIC). Our Auditors concluded the transaction required "extraordinary treatment" as a gain in income. This gain served as a partial recovery of previously incurred legal and administrative costs the Company incurred to defend our interests in this transaction.

If we sell or dispose of these Treasury Stock shares, it would be treated as a treasury stock transaction subject to the provisions of ARB 43, Chapter 1B, et. al. references in the paragraph above and SEC regulations and no gain or loss would accrue from the transaction.

Our auditor's concurred the accounting treatment for the obtainment of our common shares back from the estate of the bankrupt company in California was correct as recorded in the books and records of our Company. Our joint position is the "treasury stock accounting" rules you refer to will commence with the disposition of the specific 1,250,000 common shares that were re-acquired by our Company by the three companies that were a part of the bankrupt estate assets. Had there been no lawsuit and related settlement proceeds in this case, the acquisition of our shares back to our Company would have resulted in no gain or loss and it would have been recorded as treasury stock transaction.

2. Bankruptcy court settlement is not a rescission of the original transaction.

Our conclusion that the settlement was not a rescission of the original purchase transaction is based on the fact we did not have to return any of the portfolio distressed debt inventory assets acquired to the bankruptcy court thus validating the original transaction.

3. ISAT willing to discuss a complete solution with the SEC.

In the interest of a complete resolution of this matter we are willing to discuss the entire transaction in a joint conference call after October 15, 2008.

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Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-483-3114 or by fax at 651-489-2254 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.